UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

Exhibit 99.1: Press Release titled:

"Sol-Gel Technologies Provides Program Update for TWIN for the Treatment of Acne Vulgaris
Announces Positive End-of-Phase II Meeting with the FDA
Receives Special Protocol Assessment (SPA) Agreement from FDA
Company expects to commence the TWIN Phase III clinical trials in the fourth quarter of 2018 with top-line data expected in 2019"

SIGNATURES

SOL-GEL TECHNOLOGIES LTD.

Date: Sep 4, 2018	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer